# Albaum & Associates

BARRISTERS AND SOLICITORS

366 BAY STREET, SUITE 800
TORONTO, CANADA
M5H 4B2

TELEPHONE [redacted]


04035957

July 27, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450, 5th Street N.W.
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

RECEIVED
2004 AUG -3 P 1:44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sirs:

**Re: Ungava Minerals Corp. (the "Corporation")**
**<u>Your File Number 82-4436</u>**

We enclose on behalf of the Corporation the following documents:

1. Press Release dated February 19, 2004
2. Interim Financial Statements for the period ended February 29, 2004
3. Press Release dated July 12, 2004
4. Material Change Report dated July 12, 2004
5. Interim Financial Statements for the period ended May 31, 2004
6. CEO Certification of Interim Filings
7. CFO Certification of Interim Filings

Should you have any questions in connection with the foregoing, please do not hesitate to contact the undersigned.

Yours very truly,

**ALBAUM & ASSOCIATES**

PROCESSED
AUG 04 2004
THOMSON FINANCIAL

Lorne H. Albaum

/dr

Enclosures

UNGAVA MINERALS CORP. February 19, 2004
Toronto, Ontario Issued and Outstanding: 18,296,610 Common Shares

## LITIGATION UPDATE

Ungava Minerals Corp. (the "Company") (OTC: UGVAF) announces that it has settled its Counterclaim in Ontario against Canadian Royalties Inc. and other co-defendants. The Counterclaim was reproduced in the Company's Material Change Report dated April 3, 2003.

In connection with the arbitration proceeding against Canadian Royalties Inc. announced by the Company on November 17, 2003, Max Mendelsohn, a Montreal commercial litigator, will serve as the arbitrator.

The Company's pending lawsuit against Dr. James Mungall and the University of Toronto first announced in the Company's press release dated June 5, 2002, is unaffected by the settlement of the Counterclaim mentioned above.

The Company intends to pursue diligently its claims against Canadian Royalties Inc. in the pending arbitration proceeding with a view to recovering all interest in the Ungava Property. Similarly, the Company intends to pursue diligently its claims against Dr. James Mungall and the University of Toronto in the pending Ontario action.

Ungava Minerals Corp. is a mineral exploration company. The Company has interest in an approximately 170 square kilometre of copper, nickel, platinum group metals exploration property in the Raglan area of northern Québec. The Company is litigating to recover full ownership of this property.

This announcement does not constitute an offer of any securities for sale.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

# UNGAVA MINERALS CORP.

## CONSOLIDATED INTERIM BALANCE SHEETS - FEBRUARY 29, 2004
**(with comparative figures for the year ended November 30, 2003)**



**UNAUDITED - SEE NOTICE TO READER**

| | 2004 | 2003 |
|---|---|---|
| **ASSETS** | | |
| Current | | |
| Cash | $ 15,763 | $ 66,621 |
| Prepaid expenses | 832 | 1,816 |
| G.S.T. Receivable | 45,506 | 41,300 |
| | 62,101 | 109,737 |
| Mineral resource properties | 61,819 | 61,413 |
| | $ 123,920 | $ 171,150 |
| **LIABILITIES** | | |
| Current: | | |
| Accounts payable and accrued liabilities | $ 414,067 | $ 418,304 |
| Due to a former director and his spouse | 1,648,532 | 1,604,078 |
| | 2,062,599 | 2,022,382 |
| **SHAREHOLDERS' DEFICIENCY** | | |
| Capital stock | 3,712,744 | 3,712,744 |
| Deficit | (5,651,423) | (5,563,976) |
| | (1,938,679) | (1,851,232) |
| | $ 123,920 | $ 171,150 |

***See Status of Operations Note 1***

*See the accompanying notes*

# UNGAVA MINERALS CORP.

## CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

**FOR THE THREE MONTHS ENDED FEBRUARY 29, 2004**
**(With comparative figures for three months ended February 28, 2003)**

**UNAUDITED - SEE NOTICE TO READER**

| | Current and YTD Feb 29, 2004 | Current and YTD Feb. 28, 2003 |
|---|---|---|
| Expenses: | | |
| Professional fees | $ **60,531** | $ 59,796 |
| Operating, administrative and general *(Note 4)* | **26,916** | 26,536 |
| | **87,447** | 86,332 |
| Net loss for the period | $ **(87,447)** | $ (86,332) |
| Loss per share basic and diluted | $ **-** | $ - |

## NOTICE TO READER

We have compiled the accompanying consolidated interim financial statements of Ungava Minerals Corp. consisting of the interim consolidated balance sheet at February 29, 2004 and the interim consolidated statements of operations, deficit and cash flows for the three months then ended based on information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of this information. Readers are cautioned these interim consolidated financial statements may not be appropriate for their purposes.

Toronto, Ontario
April 26, 2004

Wasserman Ramsay
Chartered Accountants

*See the accompanying notes*

# UNGAVA MINERALS CORP.

## CONSOLIDATED INTERIM STATEMENTS OF DEFICIT

**FOR THE THREE MONTHS ENDED FEBRUARY 29, 2004**
**(With comparative figures for three months ended February 28, 2003)**

**UNAUDITED - SEE NOTICE TO READER**

| | **2004** | 2003 |
|---|---|---|
| Deficit, beginning of period | **$(5,563,976)** | $ (4,806,457) |
| Net loss for the period | **(87,447)** | (86,332) |
| Deficit, end of period | **$(5,651,423)** | $ (4,892,789) |

## CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

**FOR THE THREE MONTHS ENDED FEBRUARY 29, 2004**
**(With comparative figures for three months ended February 28, 2003)**

**UNAUDITED - SEE NOTICE TO READER**

| | Current and YTD Feb. 29, 2004 | Current and YTD Feb. 28, 2003 |
|---|---|---|
| Cash provided by (used in) the following activities: | | |
| **Operations:** | | |
| Net loss for the period | **$ (87,447)** | $ (86,332) |
| Net change in non-cash working capital items | **(7,459)** | 78,429 |
| | **(94,906)** | (7,903) |
| **Investing:** | | |
| Deferred exploration expenditures | **(406)** | - |
| **Financing:** | | |
| Issuance of common shares | **-** | - |
| Advance from a former director and his spouse | **44,454** | - |
| Net change in cash during the period | **(50,858)** | (7,903) |
| Cash, beginning of period | **66,621** | 8,721 |
| Cash, end of period | **$ 15,763** | $ 818 |

*See the accompanying notes*

# UNGAVA MINERALS CORP.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## FOR THE THREE MONTHS ENDED FEBRUARY 29, 2004

## UNAUDITED - SEE NOTICE TO READER

**1. Description of business and status of operations:**

The consolidated financial statements of the Company includes the accounts of its wholly-owned subsidiaries Ungava Minerals Exploration Inc., and Ungava Capital Inc.

The Company has an interest in mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral resource properties is dependent upon the existence of economically recoverable reserves, confirmation of the extent of the Company's ownership interest in the claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production therefrom. Subsequent to November 30, 2003, the Company commenced arbitration proceedings to obtain relief against Canadian Royalties Inc, including the termination of the January 12, 2001 Option and Joint Venture Agreement (see Note 3).

These financial statements have been prepared on a going concern basis. This assumes that the Company will be able to realize on its assets and discharge its liabilities in the normal course of operations. At February 29, 2004 the Company has a working capital deficiency of $2,000,498 (2003 - $1,912,645). The Company has been able to discharge its liabilities by securing cash advances from a former director and his spouse (see note 4). The Company is dependent on a continuation of these advances in order to continue to pay its bills as they come due until it is able to generate cash flow from its mineral property or otherwise raise capital.

**2. Summary of significant accounting policies:**

(i) Investments:

Investments in marketable securities are carried at the lower of cost and market.

(ii) Mining interests and deferred exploration expenditures:

The Company is in the exploration stage and does not derive any income from its mining operations. It is the Company's policy to defer expenditures related to the exploration and development of its mining properties (including direct administrative expenditures, if any) until such time as they are brought into production or are deemed economically unfeasible. Upon commencement of commercial production, the cost of acquiring the mining property and all related deferred exploration and development expenditures will be amortized on a unit of production basis.

(iii) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(iv) Financial instruments:

The Company's financial instruments recognized in the balance sheet consists of amounts receivable, marketable securities and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.

**2. Summary of significant accounting policies (Continued):**

(v) Stock-based compensation plan:

The Company has a stock based compensation plan for directors, officers, employees, and consultants. Effective January 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3870, Stock based compensation and other stock-based payments. This section requires that direct awards of stock and liabilities based on the price of common stock be measured at fair value at each reporting date, with the change in fair value reported in the statements of income and encourages, but does not require, the use of the fair value method for all other types of stock-based compensation plans. None of the Company's plans qualify as direct awards of stock or as plans that create liabilities based on the price of the Company's stock, and as a result, the implementation of the section has no impact on the financial statements. The Company has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro-forma information for options granted after January 1, 2002. The Company records no compensation expense when options are issued to directors, officers, employees and consultants. Any consideration paid by the directors, officers, employees and consultants on the exercise of the options is credited to share capital.

(vi) Earnings per share:

Effective January 1, 2001, the Company adopted the new recommendations of the CICA Handbook section 3500, Earning per Share ("EPS"). The revised section requires the presentation of both basic and diluted EPS on the face of the income statement regardless of the materiality of the difference between them. In addition, the new recommendations require the use of the treasury stock method to compute the dilutive effects of options, warrants and similar instruments as opposed to the previous method used which was the imputed earnings approach. The section also requires the disclosure of a reconciliation of the calculation of basic and diluted EPS be disclosed. The revised recommendations have been applied retroactively with restatement of prior periods.

**3. Mineral resource properties:**

| | 2004 | 2003 |
|---|---|---|
| (a) 100% working interest in mineral rights to approximately 170 sq. km. of land located in the Ungava area of Ruperts Land, Province of Quebec [See notes below] | $ 61,819 | $ 61,413 |

Pursuant to an agreement dated January 20, 1995, the Company acquired, a 100% working interest in mineral rights in the Ungava area of Ruperts Land, Quebec ("Property"), valued at $500,000. During a prior year this property was written down to a nominal amount. This write down occurred prior to the agreement with Canadian Royalties Inc. (as noted below).

The Company entered into a Option and Joint Venture Agreement with Canadian Royalties Inc. ("Canadian") under which Canadian may earn up to an 80% interest in the Company's mining property in the Ungava area of Ruperts Land, Quebec. Canadian has been vested with a 70% interest in the Property in the current financial period. Under that agreement Canadian will earn a further 10% interest by producing a bankable feasibility study relating to the building of a mine on the Property. After Canadian has earned its interest the companies will enter into a joint venture agreement. The Company's interest will be subject to dilution for non contribution after bank financing pursuant to the bankable feasibility study and if reduced to a 10% joint venture interest, will be automatically converted to a 1% Net Smelter Returns Royalty. The contract with Canadian was subject to an arbitration proceeding in which, among other things, the Company sought termination of the Option and Joint Venture Agreement for reason of Canadian's alleged breach of trust. A decision was rendered on October 31, 2002 and was negative for the Company as the Agreement with Canadian was affirmed. Company management has commenced another arbitration proceeding in which it will allege, among other things that misleading documentation was produced by Canadian in the 2002 arbitration and that false testimony was given for which Canadian is responsible. It is expected that the pending arbitration hearing will occur in the latter part of calendar 2004. Canadian had sued the Company in Ontario in 2003 to enforce the 2002 Arbitration award. The Company counterclaimed against Canadian and others alleging fraud and conspiracy. The Ontario action was terminated in its totality subsequent to the financial period.

The Property is subject to an aggregate of a 2% net smelter returns royalty.

The Company continues to prosecute its Ontario action, which is related to the Property, against James Mungall and the University of Toronto.

**4. Related party transactions and balances:**

a) The Company had entered into a consulting fee arrangement providing for fees to a former director in the amount of $8,000 per month, on a month-to-month basis, effective July 1, 2002. Included in administrative and operating expenses is $24,000 (2003 -$96,000) in management and consulting expense related to this agreement.

b) The amounts due to a former director and his spouse $1,648,532 (2003 - $1,604,078) are on account of cash advances of working capital to the Company. The loans are non-interest bearing, unsecured and are due on demand.

**5. Capital stock:**

Authorized:
Unlimited number of common shares
Issued and outstanding:

| | Number of shares | Stated Value |
|---|---|---|
| Balance as at November 30, 2002 | 18,204,190 | $ 3,702,744 |
| Shares issued - exercise of stock options | 100,000 | 10,000 |
| Less: shares due to amalgamation and rounding *(see below)* | (7,580) | - |
| Balance as at November 30, 2003 and February 29, 2004 | 18,296,610 | $ 3,712,744 |

The adjustment made in the current year to the number of shares outstanding was to agree the number of shares outstanding per Company's transfer agent to the Company's books and records. The difference in the shares was due to rounding on the amalgamation between the Company and Coretek Vencap Inc. which took place in 1996

**6. Stock options:**

A summary of the Company's options at November 30, 2003 and February 29, 2004 and the changes for the period then ended is presented below:

| | Options Outstanding | Weighted-Average Exercise price |
|---|---|---|
| At November 30, 2002 | 300,000 | $ 1.00 |
| Granted | 400,000 | $ 0.10 |
| Expired | (300,000) | $ 1.00 |
| Exercised | (100,000) | $ 0.10 |
| At November 30, 2003 and February 29, 2004 | 300,000 | $ 0.10 |

The following table summarizes information about the options outstanding at February 29, 2004:

| Exercise Price | Options outstanding and exercisable | Remaining contractual life |
|---|---|---|
| $ 0.10 | 300,000 | 5 years |

Had stock-based compensation for options granted under the Plan during the current year been determined on the basis of fair value at the date of the grant in accordance with the fair value method of accounting for stock-based compensation, the effect on the Company's net loss and basic earnings per share would have been immaterial. Therefore pro-forma information has not been disclosed.

**7. Income taxes:**

The Company has available approximately $3,100,000 in non-capital loss carry forwards which can be used to reduce future taxable income. The potential benefit of these losses has not been recognized in these financial statements and will expire primarily in the fiscal years ending in 2004 to 2010.

UNGAVA MINERALS CORP. July12, 2004
Toronto, Ontario Issued and Outstanding: 18,296,610 Common Shares

## UNGAVA MINERALS CORP.
## DELIVERS STATEMENT OF CLAIM IN ARBITRATION AGAINST CANADIAN ROYALTIES INC.

Ungava Minerals Corp. ("Ungava") announces that it has delivered its Statement of Claim to Canadian Royalties Inc. ("CRI") in connection with the pending arbitration concerning CRI's breaches of fiduciary and other duties.

A Material Change Report will be filed in connection with this Press Release to which a copy of the Statement of Claim will be attached.

Ungava Minerals Corp. is a mineral exploration company. The Company has an interest in an exploration property in the Raglan area of northern Québec having an area of about 170 square kilometres which is prospective for copper, nickel and platinum group metals. The Company is litigating to recover full ownership of the property.

This announcement does not constitute an offer of any securities for sale.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

# MATERIAL CHANGE REPORT

## UNDER SECTION 118(1) *SECURITIES ACT* (ALBERTA)
## UNDER SECTION 81(2) *SECURITIES ACT* (NOVA SCOTIA)
## UNDER SECTION 75(2) *SECURITIES ACT* (ONTARIO)
## UNDER SECTION 73 *SECURITIES ACT* (QUEBEC)

**<u>Item 1 – Reporting Issuer</u>**

UNGAVA MINERALS CORP.
366 Bay Street, Suite 800
Toronto, Ontario M5H 4B2



**<u>Item 2 – Date of Material Change</u>**

July 12, 2004

**<u>Item 3 – News Release</u>**

A press release relating to delivering a Statement of Claim given to Canadian Royalties Inc. by the Reporting Issuer was issued on July 12, 2004 through CCNMatthews.

**<u>Item 4 – Summary of Material Change</u>**

The Company has delivered a Statement of Claim to Canadian Royalties Inc. ("CRI") in its pending arbitration concerning breaches of fiduciary and other duties by CRI.

**<u>Item 5 – Full Description of Material Change</u>**

Refer to the information provided in the attached.

Schedule A – Full Text of Press Release
Schedule B – Statement of Claim

**<u>Item 6 – Reliance on Section 118 (2) *Securities Act* (Alberta), Section 81(2) of the *Securities* Act( Nova Scotia), Section 75(3) of the *Securities Act* (Ontario) and Section 73 of the *Securities Act* (Québec)</u>**

Not applicable

**<u>Item 7 – Omitted Information</u>**

Not applicable.

**Item 8 – Senior Officer**

The name of a Senior Officer of the Reporting Issuer who is knowledgeable about the material changes and this report and who can be contacted by the Chief of Securities Administration is:

Lorne H. Albaum
President
Business Telephone Number: (416) 304-1932

**Item 9 – Statement of Senior Officer**

The foregoing accurately discloses the material change referred to in this report.

DATED at the City of Toronto, in the Province of Ontario, this 12th day of July, 2004.

Signed: "Lorne H. Albaum"

**Lorne H. Albaum**
**President,**
**UNGAVA MINERALS CORP.**

## SCHEDULE "A"

UNGAVA MINERALS CORP. July12, 2004
Toronto, Ontario Issued and Outstanding: 18,296,610 Common Shares

## UNGAVA MINERALS CORP.
## DELIVERS STATEMENT OF CLAIM IN ARBITRATION AGAINST CANADIAN ROYALTIES INC.

Ungava Minerals Corp. ("Ungava") announces that it has delivered its Statement of Claim to Canadian Royalties Inc. ("CRI") in connection with the pending arbitration concerning CRI's breaches of fiduciary and other duties.

A Material Change Report will be filed in connection with this Press Release to which a copy of the Statement of Claim will be attached.

Ungava Minerals Corp. is a mineral exploration company. The Company has an interest in an exploration property in the Raglan area of northern Québec having an area of about 170 square kilometres which is prospective for copper, nickel and platinum group metals. The Company is litigating to recover full ownership of the property.

This announcement does not constitute an offer of any securities for sale.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

SCHEDULE "B"

IN THE MATTER OF THE ARBITRATION

B E T W E E N:

**UNGAVA MINERAL EXPLORATION INC.**

- and -

**UNGAVA MINERALS CORP.**

Claimants

A N D:

**CANADIAN ROYALTIES INC.**

Defendant

## STATEMENT OF CLAIM

I. The Parties

1. At all material times herein, the Claimant Ungava Mineral Exploration Inc. (hereinafter together with the Claimant Ungava Minerals Corp. (collectively referred to as "**Ungava**"), carried on business as a junior mining company involved in mining exploration and it was the holder of a mining exploration permit bearing number 970 (the "**Permit**") issued by the Ministère des Ressources naturels du Québec (hereinafter the "**MNR**") in respect of that certain parcel of territory located in Ungava, Quebec and twenty-nine (29) surrounded mining claims, all as more fully described below (the "**Ungava Property**").

2. Prior to January 12, 2001, two 1% net smelter return royalties were registered against title to the Ungava Property. One of these net smelter royalties was owned by a company called Gogama Gold Inc. ("**Gogama**").

3. The Ungava Property is approximately 173 square kilometres in size and is situated in the eastern section of the Ungava Trough, which is located in the Ungava region of Northern Quebec.

4. The Permit entitled Ungava, and any other party with whom it might choose to contract, to carry out mining exploration work on the Ungava Property.

5. At all material times herein, Defendant carried on business as a junior mining company involved in mining exploration in the Ungava region in Northern Quebec and elsewhere.

6. As of January 12, 2001, the Defendant was the holder of a mining exploration permit bearing number 1608, a property that Defendant named the "Phoenix Property" (the "**Phoenix Property**"), which was contiguous with the Ungava Property along part of the latter's northern perimeter.

## II. Background to the Dispute

7. During the period September 1, 2000 to January 12, 2001, Ungava understood that the Ungava Property's economic value lay primarily in its potential for hosting buried massive sulphide nickel and copper deposits.

8. Nickel and copper deposits were understood to normally occur or to be located in association with massive sulphide mineralization. It was also understood that the quantity of valuable minerals could be expected to vary with the amount of sulphide mineralization present.

9. Ungava's knowledge of the state of mineralization of the Ungava Property and its economic value was based upon written reports of drillings and surveying which had been carried out sporadically thereon from the mid-1960s to 1997.

10. Prior to 2001, save for a single assay of a concentrated sample done in 1970, Ungava knew of no other samples originating on the Ungava Property had been tested for the presence of platinum group minerals (including gold and palladium) ("**PGMs**"). This single assay disclosed low PGM values in a concentrated sample derived from drill core from the "Expo Ungava" area of the Ungava Property. The "Expo Ungava" area had been thoroughly explored and drilled and was found to be source of sub-economic mineralization.

11. On January 12, 2001 Ungava and Defendant entered into an option and joint venture agreement (the "Agreement") under which Defendant obtained the option to acquire up to an 80% interest in the Ungava Property. A copy of the Agreement is communicated herewith as Exhibit P-1 to form part hereof.

12. The net smelter royalties referred to in paragraph 0 above - including the royalty belonging to Gogama - were transferred to Defendant, at its insistence, at the time of the execution of the Agreement.

13. The Agreement sets forth the terms and conditions under which Defendant has access to the Ungava Property and the right to earn an interest in the said property. The Agreement provides, in pertinent parts, as follows:

    (i) In Article 2.1, Ungava grants the Defendant the option to acquire, on an incremental basis, up to an 80% interest in the Ungava Property in consideration for Defendant's incurring certain instalment of exploration, development and other expenditures in respect thereof;

    (i) Article 3 of the Agreement provides that in the event that Defendant acquires an 80% interest in the Ungava Property in accordance with the option, the parties shall be deemed to have formed a joint venture business relationship to carry out all Mining Work on the Ungava Property subject to certain conditions as set forth in the Agreement; and

    (iii) Article 12 of the Agreement provides that all disagreements or disputes arising between the parties which directly or indirectly arise from the Agreement shall be definitively settled by arbitration conducted before a single arbitrator.

## II. <u>Defendant's Failure to Disclose Material Facts to Ungava in the Course of Negotiations Leading Up to the Conclusion of the Agreement and at Times Thereafter and Defendant's Failure to Arbitrate in Good Faith</u>

### A. *Introduction*

14. Ungava states that Defendant violated its duty of good faith towards Ungava in the course of negotiations which led to the conclusion of the Agreement in that Defendant failed to disclose to it certain material facts, then unknown to Ungava, of which it was aware regarding one or more trespasses onto the Ungava Property that had occurred prior to September, 2000 and certain exploration data, sampling and assay results known prior to September 1, 2000.

15. The non-disclosure of these material facts influenced Ungava's decision to enter into the Agreement.

16. In addition, and related to its continuing failure to disclose material facts to Ungava, Defendant breached its obligations to arbitrate disputes in good faith by withholding material evidence during the course of arbitration proceedings between the parties, hearings for which were conducted in August of 2002 (the "**2002 Arbitration**"). That arbitration was presided over by Mr. Claude Bisson (the "**Arbitrator**").

17. As will be more fully alleged below, Defendant's failure to arbitrate in good faith arises out of its having produced a redacted version of a report prepared in 1998 by a geologist named Peter Fischer (see paragraphs 0 *et seq.*) in response to an undertaking given during the course of an examination for discovery of Defendant's Vice-President, Mr. Bruce Durham ("**Durham**") conducted in the course of the 2002 Arbitration (the "**Durham Discovery Undertaking**").

**B. *Defendant's Failure to Disclose Information during the course of Negotiations***

18. As alleged above, at all relevant times prior to the execution of the Agreement, Ungava understood the Ungava Property's potential to lie in the discovery of economic mineralization hosted by massive sulphide deposits.

19. The foregoing understanding was based on reports prepared for Ungava over the course of the years by various geologists, namely Bryan Osborne, Anthony Naldrett, Mousseau Tremblay, Hugh Squair and in 1997 for an optionee of the Ungava Property, by Robert Wares. Copies of these reports are communicated herewith as Exhibits **P-2** through **P-9** respectively to form part hereof.

20. It should be noted that copies of the reports referred to above had been supplied to Mullan by Ungava in 1999 in an effort to market the Ungava Property.

21. In or about October 2000, when Mr. Glen Erikson ("**Erikson**"), then the President of Ungava, was approached by Mullan and negotiations aimed at the conclusion of the Agreement were initiated, Defendant was in possession of material information – which it withheld from Ungava - regarding the potential of the Ungava Property to host a different and unexpected type of economic mineralization.

22. Defendant had become aware of this material information between June 1998 and January 2001 in the following circumstances.

23. Prior to August 2000, a company known as 2973090 Canada Inc. ("**Canada Inc.**") was the holder of a mining exploration permit bearing number 1079, also known as the "Expo-East Property" (the "**Expo-East Property**").

24. According to records of the Inspector General of Financial Institutions, Canada Inc. was controlled by Mullan, the whole as more fully appears from the printouts communicated herewith as Exhibit **P-10** to form part hereof.

25. The westerly portion of the Expo-East Property was contiguous to a portion of the northern boundary of the Ungava Property, the whole as more fully appears from maps prepared by and on behalf of the MNR, and bearing number 35H/11 made as of July 10, 1997 and January 25, 1999. Copies of the said maps are communicated herewith as Exhibit **P-11** to form part hereof.

26. It is to be noted that after the Expo-East Property expired in August 2000 the westerly portion of the Expo-East Property territory was claimed by the Defendant in October of 2000 as part of mining permit number 1608, the Phoenix Property. This portion of the former Expo-East Property is contiguous to the Ungava Property in the vicinity of the trespasses and sampling referred to in paragraphs 0, 0, 0, 0 and 0 below.

27. At a point in time unknown to Ungava, but prior to 1998, Canada Inc. had optioned the Expo-East Property to a company named Novawest Resources Inc. ("**Novawest**").

28. Under the terms of that option, Novawest carried out exploration programs in 1997 and 1998 on the Expo-East Property.

29. These exploration programs were led by Mr. Peter Fischer, who is a respected mining geologist ("**Fischer**").

30. Ungava states that the program carried out by Fischer in 1998 disclosed the existence of variable mineralization, including PGMs, in an area of the Ungava Property near its boundary with the Expo-East Property.

31. Fischer prepared Reports concerning the 1997 and 1998 exploration programs, complete copies of which are communicated herewith as Exhibits **P-12** and **P-13** to form part hereof (sometimes collectively referred to as the "**Fischer Reports**", and individually as the "**1997 Fischer Report**" and the "**1998 Fischer Report**" respectively).

32. The complete 1998 Fischer Report, if carefully read, indicates that the Ungava Property hosts a second type of mineralization which is distinct from massive sulphide-dependent type mineralization. In the case of the Ungava Property, this mineralization comprises copper and PGMs to be found in the very extensive peridotite rock structures such as in the area sampled in 1998 and again sampled by Mullan in September 2000, previously considered to be unprospective. Preliminary reconnaissance and prospecting for such

mineralization in peridotite can thus in some instances be carried out cheaply and easily by surface sampling and surveying.

33. One of the geologists involved in the 1998 exploration program on the Expo-East Property conducted by Fischer was Mr. Todd Keast ("**Keast**"). At Mullan's direction, Keast was included in the crew that conducted the 1998 exploration.

34. During the course of the 1998 exploration program, Keast trespassed onto and took samples in an area that was off of the Expo-East Property and on the Ungava Property.

35. For greater certainty, a review of the figures forming part of the 1998 Fischer Report and of the maps communicated herewith as Exhibit P-12 discloses that the locations from which samples were gathered were in fact off the Expo-East Property, although the text of this Report inaccurately asserts that the discovery relating to the relevant sampling was made in the southwestern portion of the Expo-East Property.

36. Mr. Jack Charlton ("**Charlton**"), a geologist employed by Ungava, prepared two reports (the "**Charlton Reports**"), copies of which are communicated herewith as Exhibit **P-14** to form part hereof, in which he analyzed the UTM coordinates given in the 1998 Fischer Report for the relevant sampling carried out by Keast and concludes that they cluster in the area where in the summer of 2001, Defendant drilled what is known as diamond drill hole ("**DDH**") TK01-1 on the Ungava Property, as indicated by UTM coordinates set out in a report prepared by and on behalf of the Defendant by Plante & Associés dated February 20, 2002 (the "**Plante Report**"). A copy of the Plante Report is communicated herewith as Exhibit **P-15** to form part hereof.

37. As more fully alleged below, a redacted version of the 1998 Fischer Report was communicated by Defendant to Ungava in the course of the 2002 Arbitration in response to the Durham Discovery Undertaking. The communication of this redacted version of the 1998 Fischer Report constituted a breach of Defendant's obligation to arbitrate in good faith.

38. Armed with the 1998 Fischer Report, Mullan trespassed upon a specific, targeted area of the Ungava Property in September 2000 (the "**Mullan Trespass**") in order to take samples for the purpose of confirming the accuracy of the sampling and assay results obtained from the Ungava Property on the occasion of the trespass that occurred in 1998 and which is reported upon in the 1998 Fischer Report.

39. For greater certainty, Mullan flew by helicopter onto the Ungava Property in September 2000 and took samples from the Ungava Property that were later assayed and found to have significant PGMs and copper values.

40. The Mullan Trespass was in the same area that Defendant drilled DDH TK01-1 in 2001. In his reports, Charlton compares the UTM coordinates in the Plante Report given for DDH TK01-1, his own UTM readings taken in the field and the UTM readings provided in the 1998 Fischer Report for the relevant sampling by Keast and concludes that the samples collected in 1998 came from the Ungava Property.

41. In addition to the foregoing, the Charlton Reports conclude that the location where the relevant sampling was done in 1998 by Keast coincides with the location drilled by Defendant when it drilled DDH TK01-1 in 2001, which location is known from testimony of Mullan and Durham to be the location of the Mullan September 2000 Trespass.

42. The Mullan Trespass, and the choice of the area upon which that trespass occurred were no accident.

43. To the contrary, the Mullan Trespass was deliberate and Defendant wilfully withheld direct evidence of the deliberate character of the Mullan Trespass during the course of negotiations leading up to the execution of the Agreement, during the period after the execution of the Agreement and during the 2002 Arbitration when it communicated the redacted version of the 1998 Fischer Report, as alleged in greater detail below.

44. The Defendant is responsible for the trespasses onto the Ungava Property which occurred in 1998 and 2000 and became a fiduciary for Ungava in respect of all knowledge gained on account of such trespasses.

45. For greater certainty, Defendant became fiduciary for Ungava by virtue of the trespasses, because of the relations between the parties generally and the fact that it came into possession of certain material information regarding the state of mineralization of the Ungava Property as a result of the trespasses, which information Ungava did not possess and which should have been disclosed to Ungava.

46. In particular, Defendant failed to disclose to Ungava that it had learned that the Ungava Property had potential to host PGMs and copper deposits in rock types considered not prospective by Ungava, and to be found at or close to the surface, of a significance in terms of their size and grade.

47. The discovery of such PGMs and copper potential had significantly enhanced the Ungava Property's economic potential and created possibilities for low-cost exploration of the Ungava Property and for the discovery of types of mineralization previously unanticipated by Ungava.

48. A press release issued by Defendant on January 19, 2001 reported the presence of PGMs mineralization found near the Ungava Property. The press release was misleading in that it actually referred to sampling and results obtained by Keast in 1998 as a result of his trespass onto the Ungava Property, which Mullan had confirmed when he trespassed onto the Ungava Property in September 2000. A copy of this press release is communicated herewith as Exhibit **P-16** to form part hereof.

49. The 1998 and 2000 trespasses and all results obtained as a result thereof and the information contained in the 1998 Fischer Report constituted material facts known to the Defendant, all of which should have been disclosed to the Plaintiff prior to execution of the Agreement, but which were not.

50. Defendant had an obligation to disclose the above described trespasses, sampling and other exploration results to Ungava before concluding the Agreement.

51. Defendant's failure to disclose same constituted a breach of its duty of good faith to Ungava and an unlawful use of material information of which it was a fiduciary for Ungava.

52. Ungava's consent to the conclusion of the Agreement is vitiated by Defendant's failure to disclose.

53. Plaintiff states that had the facts relating to Keast's 1998 trespass and sampling on the Ungava Property and the Mullan Trespass been disclosed to it, it would never have agreed to enter into the Agreement, nor would it have agreed later to transfer certain MDUs to the Defendant, the whole as will be more fully described below.

## C. *Defendant's Failure to Arbitrate in Good Faith and its Breach of its Obligation to provide full Discovery*

54. On April 7, 2002 Ungava initiated the 2002 Arbitration when it gave Defendant a notice of arbitration.

55. Ungava's claims against Defendant are set forth in its Preliminary Statement of Claim and Amended Statement of Claim, copies of which are communicated herewith as

Exhibit **P-17**. These proceedings manifest Ungava's evolving knowledge of the Defendant's acts and breaches of duty and breaches of the Agreement.

56. The Defendant's positions in respect of Ungava's claims in the 2002 Arbitration are set forth in its Preliminary Statement of Defense and Amended Statement of Defense, copies of which are communicated herewith as Exhibit **P-18** to form part hereof.

57. On June 27, 2002, Durham was examined for discovery by Ungava's then solicitors, Ogilvy Renault.

58. The Durham Discovery Undertaking is to be found at page 25 of the transcript of Durham's examination for discovery, a copy of which is communicated herewith as Exhibit **P-19** to form part hereof.

59. For greater certainty, Defendant undertook to provide Ungava with reports relating to the PGMs occurrences referred to in the Defendant's Press Release of January 19, 2001 (Exhibit P-17).

60. On July 4, 2002, Defendant's solicitors, Langlois Gaudreau, wrote to Ungava's then attorneys, Ogilvy Renault, enclosing copies of the Fischer Reports in satisfaction of the Durham Discovery Undertaking. A copy of that letter is communicated herewith as Exhibit **P-20** to form part hereof.

61. A redacted version of the 1998 Fischer Report was provided to Ungava with that letter. A copy of the redacted version of the 1998 Fischer Report enclosed under cover of Langlois Gaudreau's aforesaid letter is communicated herewith as Exhibit **P-21** to form part hereof.

62. After the 2002 Arbitration was conducted and the Arbitrator's award (the "**Award**") had been rendered – a copy of the Award is communicated herewith as Exhibit **P-22** to form part hereof – Ungava learned that the version of the 1998 Fischer Report enclosed under copy of Langlois Gaudreau's letter of July 4, 2002 had been significantly altered so as to omit key figures, labelled Figures 6 through 13 and also to omit the Table of Contents page. The Table of Contents page, had it not been omitted, would have alerted a reader to the fact that the figures were missing. The redacted version of the 1998 Fischer Report was consistent with the Defendant's press release of January 19, 2001 (Exhibit P-17), because the text of the 1998 Fischer Report incorrectly states that the discovery reported occurred elsewhere than on the Ungava Property.

63. The missing figures, if known to Ungava and the Arbitrator during the 2002 Arbitration, would have led inevitably to the conclusion reached in the Charlton Reports, namely that in 1998 there had been a trespass onto and sampling of the Ungava Property and that material information about the mineralization potential of the Ungava Property had been discovered as a result.

64. The omission of the figures and of the Table of Contents page concealed the 1998 trespass and sampling of the Ungava Property. This 1998 trespass and sampling was a crucial matter in itself as it motivated the Defendant to negotiate for the Agreement and it provides the motive for the Mullan Trespass and sampling which occurred on the Ungava Property in September 2000.

65. Mullan has confirmed being aware of the 1998 Fischer Report prior to his September 2000 sampling, the whole as more fully appears from pages 46 and 47 of the transcript of his examination for discovery conducted on August 22, 2003. A copy of this extract is communicated herewith as Exhibit **P-23** to form part hereof – in the context of an action instituted by Gogama against Defendant before the Superior Court of Quebec for the recovery of its 1% net smelter royalty.

66. Ungava had the unconditional right to expect that in keeping with its duty to arbitrate in good faith and consistent with its legal duty as a litigant to make full and honest disclosure on discovery, the Defendant would provide it with a full and unabridged copy of the 1998 Fischer Report in response to the Durham Discovery Undertaking, which it did not.

67. Ungava had every reason to expect that Defendant would communicate to it a full and complete copy of the 1998 Fischer Report and it had no reason to believe that the redacted version of the 1998 Fischer Report provided to it by the Defendant was not complete and that the document was, as a result, misleading on exactly the matter most relevant to Ungava.

68. Ungava had no reason to question the integrity of the redacted version of the 1998 Fischer Report supplied by the Defendant in response to the Durham Discovery Undertaking, especially since the document bore the official registration stamp of the MNR, clearly giving the impression that Defendant had provided the 1998 Fischer Report as filed with the MNR.

69. Ungava states that the communication of a redacted version of the 1998 Fischer Report was done deliberately with a view to hiding the nature and quality of Defendant's

knowledge of the mineralization potential of the Ungava Property at material times and its motives in the negotiation and the conclusion of the Agreement.

70. Ungava states that Defendant's actions in producing the redacted 1998 Fischer Report were intended to keep concealed the fact that during the period of negotiation of the Agreement, Defendant had known of certain material information, not known to Ungava, regarding the state of mineralization of the Ungava Property which information had motivated the Defendant's President, Mr. Glenn Mullan ("**Mullan**"), to negotiate the Agreement with Ungava.

71. That material information had also led Mullan in September of 2000 to trespass and carry out sampling in a specific area of the Ungava Property near its northern border and in the summer of 2001 and thereafter, to conduct exploration and drilling work that confirmed the existence of significant PGMs and other mineralization there.

72. Ungava states that, had the Defendant not breached its obligation to arbitrate in good faith, and had a complete version of the 1998 Fischer Report been supplied to Ungava in response to the Durham Discovery Undertaking, as it should have been, the Arbitrator would have likely ruled in Ungava's favour and decided to set aside the Agreement because he would, in all probability, have concluded that:

(i) The Defendant had known of and not disclosed to Ungava the 1998 trespass onto the Ungava Property and material information arising therefrom referred to herein;

(ii) Mullan intentionally trespassed onto the Ungava Property in September 2000 to confirm for himself the accuracy of the sampling and assay results referred to in the 1998 Fischer Report; and

(iii) The transfer of certain acreage from the Ungava Property to the Defendant should be reversed and set aside because of the failure to disclose that the 1998 trespass had occurred on that acreage (see paragraphs 0 *et seq.*).

73. Without limiting the generality of the foregoing, as a result of Defendant's failure to arbitrate in good faith, the Arbitrator made certain findings of fact that can now be seen to be egregiously incorrect.

74. Had the Arbitrator been aware that the location of the discovery referred to in the misleading text of the 1998 Fischer Report actually coincides with that of the site of the September 2000 Mullan Trespass and sampling, as known by its coincidence with the site

of the Defendant's DDH TK01-1, it would have been immediately apparent that the Mullan Trespass and sampling had occurred with the knowledge and as a consequence of the 1998 trespass, sampling and discovery and the Arbitrator would have ruled in Ungava's favour.

75. At the very least, the Arbitrator would have ordered that the boundary between the Ungava Property and the Phoenix Project be surveyed as Ungava had requested, the whole as more fully appears from a letter dated August 6, 2002 addressed by Ungava's undersigned solicitors to the Arbitrator, a copy of which is communicated herewith as Exhibit **P-24** to form part hereof. Such a survey would have allowed the Arbitrator to conclude that the September 2000 sampling by Mullan was in fact carried out as a result of a trespass onto the Ungava Property, and had not taken place at a location north of the Ungava Property, as was erroneously found in the Award.

76. Defendant's breach of its duty to arbitrate in good faith and the breach of its duty to provide full disclosure on discovery deprived Ungava of its right to a full and fair hearing in the 2002 Arbitration and constitute actionable causes of action which entitle Ungava to demand that the Agreement be annulled and that the transfer of a certain portion of the Ungava Property to the Defendant and its incorporation into the Phoenix Property be set aside or reversed.

77. In addition to the foregoing, Defendant's misconduct entitles Ungava to claim damages from it in an amount equivalent to the costs and disbursements incurred by it in relation to the litigation of the 2002 Arbitration, which costs and disbursements total $516,642.23, detailed as follows:

| | |
|---|---|
| - Fees and disbursements paid to Dr. Allan Miller (Kishar) | $7,452.06 + |
| - Fees and disbursements paid to Ogilvy Renault | $179,141.17 + |
| - Fees and disbursements paid to Davies Ward Phillips & Vineberg | $217,950.80 + |
| - Fees, disbursements and travel expenses paid to Erikson (April to August, 2002) | $57,333.00 + |
| - Disbursements paid to G. Erikson | $6,000.00 + |
| - Fees and disbursements paid to the Arbitrator | $23,765.20 + |
| - Amounts paid to Defendant on account of costs and its arbitration ( | $25,000.00 + |
| **TOTAL:** | $516,( |

## IV. The Illegally Induced Transfer of a Portion of the Ungava Property

78. As a result of the trespasses referred to above, Ungava states that the Defendant had knowledge before concluding the Agreement that a swathe of territory within the Ungava Property along its northern border contiguous with the Phonenix Property held potential for the discovery of commercially significant PGMs and copper deposits hosted in peridotite.

79. Ungava states further that this knowledge prompted Defendant after execution of the Agreement, to approach Plaintiff with a view to inducing it to intentionally transfer a part of the Ungava Property (the "**Wedge**" area) to it so that the Wedge would become its exclusive property of the Defendant and form part of the Phoenix Property.

80. Ungava furthermore states that this was achieved as a result of a stratagem engineered by the Defendant in order to arrogate to itself a valuable portion of the Ungava Property which it did not own and to deprive Plaintiff of all benefit of any mineralization to be found on the Wedge, the whole as more fully alleged below.

81. The first step in the stratagem was to claim a permit adjacent to the northern boundary of the Ungava Property near the area sampled by Keast in 1998 and Mullan in September 2000. This was accomplished in October 2000 when Defendant acquired permit 1608, the Phoenix Prospect, at a time when the negotiations with Ungava were commenced.

82. The Wedge comprises the site of the 1998 trespass by Keast, the trespass committed by Mullan in September 2000, and certain drilling carried out by CRI in 2001 being DDH TK01-1 as well as the Mesamax northwest grid covering an extensive geologically favourable structure for the discovery of recoverable mineral resources.

83. During the period May through August 2001, Defendant prepared and presented to Ungava paperwork which it represented would operate to share with the Defendant certain acreage that was added onto the Ungava Property when it was enlarged in the course of the process by which permit 970 was converted into map designated units ("**MDUs**") pursuant to the new ***Quebec Mining Act***.

84. MDUs constituted a new means of more accurately identifying and delimiting mining permits in a mostly trackless environment with little in the way of distinguishing features.

85. On June 15, 2001, Mullan represented to Ungava that he had transformed the Ungava Property into MDUs. Mullan did not, however, inform Ungava that the Defendant held the Phoenix Property whose common boundary with the Ungava Property traversed a

series of MDUs units, the existence of which created an issue since the *Mining Act* did not provide for the creation of fractional MDUs.

86. Mullan further represented that the transformation into MDUs had had the effect of enlarging the Ungava Property from approximately 43,000 hectares to about 52,000 hectares.

87. Mullan also represented to Erikson that some of this newly acquired acreage should be shared with the Defendant, allegedly because Defendant was not able, for technical reasons, to effect enlargement of unspecified nearby permits.

88. Mullan also represented that transferring some of the MDUs to the Defendant as requested, would not result in the loss of any part of the territory comprising the Ungava Property.

89. To the contrary, Mullan represented that only some acreage acquired as a result of the enlargement of the Ungava Property would be transferred to the Defendant and that the Ungava Property would otherwise remain intact.

90. Prior to June 15, 2001, Mullan had supplied Ungava with a draft letter addressed to the Service des titres of the MNR dated May 14, 2001 for Erikson's signature on behalf of Ungava. This letter, a copy of which is communicated herewith as Exhibit **P-25** to form part hereof, stated that Ungava wished to abandon CDC 1005396 to 1005419 inclusive ("CDC"s being the French language acronym for MDUs) which are designated as cells 10/10 to 10/33 on map NTS 35H11, a copy of which is communicated as Exhibit P-12 to form part hereof. The letter also stated that Ungava wished to have the abandoned cells transferred to the Phoenix Prospect and recorded in the name of Defendant.

91. On June 15, 2001, based on representations made by Mullan, Erikson agreed to sign the letter of May 14, 2001 and returned it to CRI with written confirmation that he understood that notwithstanding the abandonment and transfer of the cells in question, the original boundaries of the Ungava Property would remain intact. A copy of this letter is communicated herewith as Exhibit **P-26** to form part hereof.

92. The area subject to the intended abandonment comprises the area of the 1998 and September 2000 trespasses referred to above and the 2001 drilling by the Defendant referred to above. These facts were not disclosed by Mullan to Erikson when he asked him to execute the documents effecting the transfer of the cells.

93. Mullan also failed to disclose to Erikson that when the MNR had realized that the Ungava Property and the Phoenix Property were not both owned outright by the Defendant, it had informed the Defendant that the said MDUs straddling the common boundary would be cancelled and fractional MDUs bearing new unit numbers created by administrative fiat. Ownership of the fractional MDUs would be registered in the respective names of Ungava and the Defendant so that the original boundary between the Ungava Property and the Phoenix Property would be maintained and not altered by the process of transformation of the Ungava Property into MDUs.

94. When the Defendant communicated with Ungava on June 15, 2001 and induced Ungava to sign and return to it the letter requesting abandonment of certain MDUs (also known in French as CDCs), the Defendant knew that the MDUs named in the document no longer existed.

95. On June 18, 2001, the Defendant sent to Ungava a form for "transfer of mining rights" to certain numbered MDUs. A copy of the letter of June 18, 2001 is communicated herewith as Exhibit **P-27** to form part hereof.

96. On June 21, 2001, Erikson returned to Mullan the executed "transfer of mining rights" that the latter had requested. The MDUs transformed were the newly created and numbered MDUs created by the MNR and related only to the Wedge area of the Ungava Property. In his covering letter to Mullan, Erikson confirmed that "you have indicated that this transfer facilitates the enlargement of the (Ungava) Property subject to our option and joint venture agreement which is otherwise (except for the enlargement of acreage) outstanding and unamended as we executed it." A copy of this letter and its enclosures is communicated herewith as Exhibit **P-28.**

97. On or about July 10, 2001, Erikson received yet further draft transfer forms to be executed on behalf of Ungava in order to transfer MDUs to Defendant. The Defendant made representations that the further transfers were required to correct clerical errors and did not operate to diminish the area of Ungava Property as defined in the Agreement. By letter dated July 10, 2001 Erikson returned the forms duly executed to Defendant. A copy of this letter and its enclosures is communicated herewith as Exhibit **P-29** to form part hereof.

98. Defendant developed and executed the stratagem regarding acquisition of the Wedge above while in possession of concealed material information about the Wedge portion of the Ungava Property which comprised the area sampled by Keast in 1998 and which was reported on in the 1998 Fischer Report. It was obliged as a fiduciary and in keeping with

its duty to negotiate in good faith, to disclose same to Ungava under the terms of the Agreement in connection with the transfer of the MDUs for the Wedge acreage, but did not do so.

99. Had Ungava known of the 1998 trespass and sampling or the 1998 Fischer Report, or that the PGMs discoveries referred to in Defendant's January 19, 2001 press release had actually been made on the Wedge acreage, it would not have transferred the Wedge acreage MDUs to the Defendant.

100. The objective of Defendant's stratagem referred to above was to obtain full ownership of the Wedge so that the Defendant could put what it then considered to be the most prospective part of the Ungava Property into early commercial production while depriving Ungava of the economic benefits it was entitled to pursuant to the Agreement.

101 Ungava is therefore entitled to demand that the transfer of the Wedge acreage MDUs be annulled or reversed, and that Defendant be ordered to do everything necessary to give effect to such annulment or reversal.

102. Plaintiff's claim is well founded in fact and law.

**WHEREFORE UNGAVA SEEKS THE FOLLOWING RELIEF:**

A. **THAT** the Agreement be terminated or annulled;

B. **THAT** the transfer of the Wedge acreage MDUs and their annexation to the Phoenix Property be annulled or reversed and that the Wedge acreage MDUs be returned to Ungava, and that Defendant be ordered to do everything necessary to give effect to such annulment or reversal.

C. **THAT** Defendant be condemned to pay Ungava damages in the amount of $516,642.23, the whole with interest and the additional indemnity stipulated by law.

D. **THAT** it be awarded the costs of these proceedings on the basis of complete indemnity.

Montréal, this 8th day of July, 2004

**DAVIES WARD PHILLIPS & VINEBERG LLP**
Suite 2600 – 1501 McGill College Avenue
Montréal, Québec H3A 3N9

George J. Pollack
Tel: 514-841-6420
Fax: 514-841-6499

Attorneys for the Claimants, Ungava Mineral Exploration Inc. and Ungava Minerals Corp.

**UNGAVA MINERAL EXPLORATION INC. and UNGAVA MINERALS CORP.**

Claimants

**CANADIAN ROYALTIES INC.**

Defendant

IN THE MATTER OF THE ARBITRATION

**STATEMENT OF CLAIM**

**DAVIES WARD PHILLIPS & VINEBERG LLP**
2600 – 1501 McGill College Avenue
Montreal, Quebec
H3A 3N9

**George J. Pollack**

(514) 841-6420 (Tel)
(514) 841-6499 (Fax)

Attorneys for the Claimants, Ungava Mineral Exploration Inc. and Ungava Minerals Corp.

# UNGAVA MINERALS CORP.

**CONSOLIDATED INTERIM BALANCE SHEETS - MAY 31, 2004**
**(with comparative figures for the year ended November 30, 2003)**

**UNAUDITED - SEE NOTICE TO READER**



| | 2004 | 2003 |
|---|---|---|
| **ASSETS** | | |
| Current | | |
| Cash | $ 5,776 | $ 66,621 |
| Prepaid expenses | - | 1,816 |
| G.S.T. Receivable | 50,844 | 41,300 |
| | 56,620 | 109,737 |
| Mineral resource properties | 61,819 | 61,413 |
| | $ 118,439 | $ 171,150 |
| **LIABILITIES** | | |
| Current: | | |
| Accounts payable and accrued liabilities | $ 467,489 | $ 418,304 |
| Due to a former director and his spouse | 1,695,663 | 1,604,078 |
| | 2,163,152 | 2,022,382 |
| **SHAREHOLDERS' DEFICIENCY** | | |
| Capital stock | 3,712,744 | 3,712,744 |
| Deficit | (5,757,457) | (5,563,976) |
| | (2,044,713) | (1,851,232) |
| | $ 118,439 | $ 171,150 |

***See Status of Operations Note 1***

*See the accompanying notes*

# UNGAVA MINERALS CORP.

## CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

### FOR THE SIX MONTHS ENDED MAY 31, 2004
### (With comparative figures for six months ended May 31, 2003)

### UNAUDITED - SEE NOTICE TO READER

| | Three month period ended May 31, 2004 | Year to date ended May 31, 2004 | Three month period ended May 31, 2003 | Year to date ended May 31, 2003 |
|---|---|---|---|---|
| Expenses: | | | | |
| Professional fees | **77,069** | **$ 137,600** | 182,936 | $ 242,732 |
| Operating, administrative and general *(Note 4)* | **28,965** | **55,881** | 25,029 | 51,565 |
| | **106,034** | **193,481** | 207,965 | 294,297 |
| Net loss for the period | **$ (106,034)** | **$ (193,481)** | $ (207,965) | $ (294,297) |
| Loss per share basic and diluted | **$ (0.01)** | **$ (0.01)** | $ (0.01) | $ (0.02) |

# NOTICE TO READER

We have compiled the accompanying consolidated interim financial statements of Ungava Minerals Corp. consisting of the interim consolidated balance sheet at May 31, 2004 and the interim consolidated statements of operations, deficit and cash flows for the six months then ended based on information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of this information. Readers are cautioned these interim consolidated financial statements may not be appropriate for their purposes.

Toronto, Ontario
July 12, 2004

Wasserman Ramsay
Chartered Accountants

*See the accompanying notes*

# UNGAVA MINERALS CORP.

## CONSOLIDATED INTERIM STATEMENTS OF DEFICIT

### FOR THE SIX MONTHS ENDED MAY 31, 2004
### (With comparative figures for six months ended May 31, 2003)

### UNAUDITED - SEE NOTICE TO READER

| | 2004 | 2003 |
|---|---|---|
| Deficit, beginning of period | $(5,563,976) | $ (4,806,457) |
| Net loss for the period | (193,481) | (294,297) |
| Deficit, end of period | $(5,757,457) | $ (5,100,754) |

## CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

### FOR THE SIX MONTHS ENDED MAY 31, 2004
### (With comparative figures for six months ended May 28, 2003)

### UNAUDITED - SEE NOTICE TO READER

| | Three month period ended May 31, 2004 | Year to date ended May 31, 2004 | Three month period ended May 31, 2003 | Year to date ended May 31, 2003 |
|---|---|---|---|---|
| Cash provided by (used in) the following activities: | | | | |
| **Operations:** | | | | |
| Net loss for the period | $ (106,034) | $ (193,481) | $ (207,965) | $ (294,297) |
| Net change in non-cash working capital items | 48,916 | 41,457 | 208,003 | 286,432 |
| | (57,118) | (152,024) | 38 | (7,865) |
| **Investing:** | | | | |
| Deferred exploration expenditures | - | (406) | - | - |
| **Financing:** | | | | |
| Advance from a former director and his spouse | 47,131 | 91,585 | - | - |
| Net change in cash during the period | (9,987) | (60,845) | 38 | (7,865) |
| Cash, beginning of period | 15,763 | 66,621 | 818 | 8,721 |
| Cash, end of period | $ 5,776 | $ 5,776 | $ 856 | $ 856 |

*See the accompanying notes*

**1. Description of business and status of operations:**

The consolidated financial statements of the Company includes the accounts of its wholly-owned subsidiaries Ungava Minerals Exploration Inc., and Ungava Capital Inc.

The Company has an interest in mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral resource properties is dependent upon the existence of economically recoverable reserves, confirmation of the extent of the Company's ownership interest in the claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production therefrom. Subsequent to November 30, 2003, the Company commenced arbitration proceedings to obtain relief against Canadian Royalties Inc, including the termination of the January 12, 2001 Option and Joint Venture Agreement (see Note 3).

These financial statements have been prepared on a going concern basis. This assumes that the Company will be able to realize on its assets and discharge its liabilities in the normal course of operations. At May 31, 2004 the Company has a working capital deficiency of $2,106,532 (2003 - $1,912,645). The Company has been able to discharge its liabilities by securing cash advances from a former director and his spouse (see note 4). The Company is dependent on a continuation of these advances in order to continue to pay its bills as they come due until it is able to generate cash flow from its mineral property or otherwise raise capital.

**2. Summary of significant accounting policies:**

(i) Investments:

Investments in marketable securities are carried at the lower of cost and market.

(ii) Mining interests and deferred exploration expenditures:

The Company is in the exploration stage and does not derive any income from its mining operations. It is the Company's policy to defer expenditures related to the exploration and development of its mining properties (including direct administrative expenditures, if any) until such time as they are brought into production or are deemed economically unfeasible. Upon commencement of commercial production, the cost of acquiring the mining property and all related deferred exploration and development expenditures will be amortized on a unit of production basis.

(iii) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(iv) Financial instruments:

The Company's financial instruments recognized in the balance sheet consists of amounts receivable, marketable securities and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.

**2. Summary of significant accounting policies (Continued):**

(v) Stock-based compensation plan:

The Company has a stock based compensation plan for directors, officers, employees, and consultants. Effective January 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3870, Stock based compensation and other stock-based payments. This section requires that direct awards of stock and liabilities based on the price of common stock be measured at fair value at each reporting date, with the change in fair value reported in the statements of income and encourages, but does not require, the use of the fair value method for all other types of stock-based compensation plans. None of the Company's plans qualify as direct awards of stock or as plans that create liabilities based on the price of the Company's stock, and as a result, the implementation of the section has no impact on the financial statements. The Company has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro-forma information for options granted after January 1, 2002. The Company records no compensation expense when options are issued to directors, officers, employees and consultants. Any consideration paid by the directors, officers, employees and consultants on the exercise of the options is credited to share capital.

(vi) Earnings per share:

Effective January 1, 2001, the Company adopted the new recommendations of the CICA Handbook section 3500, Earning per Share ("EPS"). The revised section requires the presentation of both basic and diluted EPS on the face of the income statement regardless of the materiality of the difference between them. In addition, the new recommendations require the use of the treasury stock method to compute the dilutive effects of options, warrants and similar instruments as opposed to the previous method used which was the imputed earnings approach. The section also requires the disclosure of a reconciliation of the calculation of basic and diluted EPS be disclosed. The revised recommendations have been applied retroactively with restatement of prior periods.

**3. Mineral resource properties:**

| | 2004 | 2003 |
|---|---|---|
| (a) 100% working interest in mineral rights to approximately 170 sq. km. of land located in the Ungava area of Ruperts Land, Province of Quebec [See notes below] | $ 61,819 | $ 61,413 |

Pursuant to an agreement dated January 20, 1995, the Company acquired, a 100% working interest in mineral rights in the Ungava area of Ruperts Land, Quebec ("Property"), valued at $500,000. During a prior year this property was written down to a nominal amount. This write down occurred prior to the agreement with Canadian Royalties Inc. (as noted below).

The Company entered into a Option and Joint Venture Agreement with Canadian Royalties Inc. ("Canadian") under which Canadian may earn up to an 80% interest in the Company's mining property in the Ungava area of Ruperts Land, Quebec. Canadian has been vested with a 70% interest in the Property in the current financial period. Under that agreement Canadian will earn a further 10% interest by producing a bankable feasibility study relating to the building of a mine on the Property. After Canadian has earned its interest the companies will enter into a joint venture agreement. The Company's interest will be subject to dilution for non contribution after bank financing pursuant to the bankable feasibility study and if reduced to a 10% joint venture interest, will be automatically converted to a 1% Net Smelter Returns Royalty. The contract with Canadian was subject to an arbitration proceeding in which, among other things, the Company sought termination of the Option and Joint Venture Agreement for reason of Canadian's alleged breach of trust. A decision was rendered on October 31, 2002 and was negative for the Company as the Agreement with Canadian was affirmed. Company management has commenced another arbitration proceeding in which it alleges, among other things that materially misleading documentation was produced by Canadian in the 2002 arbitration. It is expected that the pending arbitration hearing will occur in the latter part of calendar 2004. Canadian had sued the Company in Ontario in 2003 to enforce the 2002 Arbitration award. The Company counterclaimed in Ontario against Canadian and others alleging fraud and conspiracy. The Ontario action was terminated in its totality subsequent to the financial period.

The Property is subject to an aggregate of a 2% net smelter returns royalty.

The Company continues to prosecute its Ontario action, which is related to the Property, against James Mungall and the University of Toronto.

### 4. Related party transactions and balances:

a) The Company had entered into a consulting fee arrangement providing for fees to a former director in the amount of $8,000 per month, on a month-to-month basis, effective July 1, 2002. Included in administrative and operating expenses in the period is $48,000 (2003 -$48,000) in management and consulting expense related to this agreement.

b) The amounts due to a former director and his spouse $1,695,663 (2003 - $1,604,078) are on account of cash advances of working capital to the Company. The loans are non-interest bearing, unsecured and are due on demand.

### 5. Capital stock:

Authorized:

Unlimited number of common shares

Issued and outstanding:

| | Number of shares | Stated Value |
|---|---|---|
| Balance as at November 30, 2002 | 18,204,190 | $ 3,702,744 |
| Shares issued - exercise of stock options | 100,000 | 10,000 |
| Less: shares due to amalgamation and rounding *(see below)* | (7,580) | - |
| Balance as at November 30, 2003 and May 31, 2004 | 18,296,610 | $ 3,712,744 |

The adjustment made in the current year to the number of shares outstanding was to agree the number of shares outstanding per Company's transfer agent to the Company's books and records. The difference in the shares was due to rounding on the amalgamation between the Company and Coretek Vencap Inc. which took place in 1996

### 6. Stock options:

A summary of the Company's options at November 30, 2003 and May 31, 2004 and the changes for the period then ended is presented below:

| | Options Outstanding | Weighted-Average Exercise price |
|---|---|---|
| At November 30, 2002 | 300,000 | $ 1.00 |
| Granted | 400,000 | $ 0.10 |
| Expired | (300,000) | $ 1.00 |
| Exercised | (100,000) | $ 0.10 |
| At November 30, 2003 and May 31, 2004 | 300,000 | $ 0.10 |

The following table summarizes information about the options outstanding at May 31, 2004:

| Exercise Price | Options outstanding and exercisable | Remaining contractual life |
|---|---|---|
| $ 0.10 | 300,000 | 5 years |

Had stock-based compensation for options granted under the Plan during the current year been determined on the basis of fair value at the date of the grant in accordance with the fair value method of accounting for stock-based compensation, the effect on the Company's net loss and basic earnings per share would have been immaterial. Therefore pro-forma information has not been disclosed.

**7. Income taxes:**

The Company has available approximately $3,293,481 in non-capital loss carry forwards which can be used to reduce future taxable income. The potential benefit of these losses has not been recognized in these financial statements and will expire primarily in the fiscal years ending in 2004 to 2010.

**FORM 52 – 109FT2**

**Certification of Interim Filings During Transition Period**

I, Lorne Albaum, President and the person standing in place of Chief Executive Officer of Ungava Minerals Corp. certify that:

1. I have reviewed the Interim Filings (as this term is defined in Multilateral Instrument 52-109 (*Certification of Disclosure in Issuers' Annual and Interim Filings)* of Ungava Minerals Corp. (the "Issuer") for the interim period ended May 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly represent in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Dated this 22nd day of July, 2004.

"Lorne Albaum"

______________________________

Lorne Albaum
President and Person standing in place of Chief Executive Officer
Ungava Minerals Corp.

**FORM 52 – 109FT2**

**Certification of Interim Filings During Transition Period**

I, Lorne Albaum, President and the person standing in place of Chief Financial Officer of Ungava Minerals Corp. certify that:

4. I have reviewed the Interim Filings (as this term is defined in Multilateral Instrument 52-109 (*Certification of Disclosure in Issuers' Annual and Interim Filings)* of Ungava Minerals Corp. (the "Issuer") for the interim period ended May 31, 2004;

5. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

6. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly represent in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Dated this 22nd day of July, 2004.

"Lorne Albaum"

---

Lorne Albaum
President and Person standing in place of Chief Financial Officer
Ungava Minerals Corp.